UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Auspex Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Aurum Merger Sub, Inc.

a wholly owned subsidiary of

Teva Pharmaceutical Industries Ltd.

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

5 Basel Street

P.O. Box 3190

Petach Tikva 4951033, Israel

972-3-914-8171

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jared G. Jensen, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

617-570-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,467,489,538.94	$402,923.00

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 31,834,373 outstanding shares of common stock of Auspex Pharmaceuticals, Inc. (“Auspex”), par value $0.0001 per share (the “Shares”), multiplied by the offer price of $101.00 per Share, (ii) 2,641,258 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $101.00 per Share, multiplied by $77.55, which is the offer price of $101.00 per Share minus the weighted average exercise price for such options of $23.45 per Share, (iii) 268,013 restricted stock units multiplied by the offer price of $101.00 per Share, (iv) 185,614 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $101.00 per Share, multiplied by $97.12, which is the offer price of $101.00 per Share minus the weighted average exercise price for such warrants of $3.88 per Share and (v) 22,719 Shares estimated to be subject to outstanding purchase rights under Auspex’s 2014 Employee Stock Purchase Plan as of the purchase date of May 20, 2015 multiplied by the offer price of $101.00 per Share. The calculation of the filing fee is based on information provided by Auspex as of April 6, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$402,923.00	Filing Party:	Teva Pharmaceutical Industries Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	April 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share (the “Shares”), of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), at a price of $101.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

This Amendment No. 3 is being filed to amend and supplement Items 1-9 and Item 11 as reflected below.

Items 1-9 and Item 11.

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:01 A.M., Eastern Time, on May 5, 2015. The Depositary has advised Teva and Purchaser that, as of the expiration of the Offer, a total of 24,889,292 Shares had been validly tendered into and not validly withdrawn from the Offer (not including 613,455 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 78% of the currently outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that the Merger was consummated later in the day on May 5, 2015, without the affirmative vote of the Auspex stockholders, pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by any Auspex stockholders who properly demanded appraisal of such Shares in connection with the Merger as described in Section 15 – “Certain Legal Matters” under the heading Appraisal Rights) was converted into the right to receive cash in an amount equal to the Offer Price, without interest, less any applicable withholding taxes, except for Shares then held by Purchaser that were accepted for payment by Purchaser in the Offer, which were canceled and retired and ceased to exist, and no consideration shall be delivered in exchange therefor. All Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

The full text of the press release issued on May 5, 2015, announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Teva on May 5, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teva Pharmaceutical Industries Ltd.

	By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & Chief Financial Officer

Aurum Merger Sub, Inc.

	By:	/s/ Deborah A. Griffin
	Name:	Deborah A. Griffin
	Title:	Senior Vice President and Chief Financial Officer

Dated: May 5, 2015

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated April 7, 2015

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9 and associated instructions)

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Form of Summary Advertisement, published April 7, 2015 in The Wall Street Journal

(a)(5)(A)	Joint Press Release issued by Teva and Auspex on March 30, 2015 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 30, 3015)

(a)(5)(B)	Investor Presentation of Teva dated March 30, 2015 (incorporated by reference to Exhibit 99.2 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 30, 2015)

(a)(5)(C)	Transcript of Investor Conference Call held by Teva on March 30, 2015 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 31, 3015)

(a)(5)(D)	Press release issued by Teva on May 5, 2015

(d)(1)	Agreement and Plan of Merger, dated March 29, 2015, by and among Teva, Purchaser and Auspex (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Auspex with the Securities and Exchange Commission on March 30, 2015)

(d)(2)	Form of Tender and Support Agreement, dated March 29, 2015, by and among Teva, Purchaser and the directors, executive officers and certain stockholders of Auspex (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Auspex with the Securities and Exchange Commission on March 30, 2015)

(d)(3)*	Confidentiality Agreement, dated March 1, 2015, by and between Auspex and Teva
*	Previously filed.